Exhibit 99.4

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Chairman’s Address to Shareholders
Brisbane, Australia — Monday, 29 August 2011: Metal Storm Limited.
Fellow Shareholders,
Thank you for attending today’s meeting. It follows what has been a very important Noteholders meeting where the Noteholders voted overwhelmingly in favour of an extension to the Note repayment date. In essence the Noteholders have given the Board 6 months to obtain alternative funding or other arrangements which will be satisfactory for the Noteholders.
However, this extension is also required to be approved by the shareholders and I will shortly ask you to do that. Without your approval the Company will be unable to accept the Note extension and as a consequence the Notes would become payable later this week. At this time there is absolutely no prospect of the Company being able to fund the Note repayment. The consequence of that in the simplest of terms is the Company will fail in its current form.
I am not going to talk at all today about the Company’s products except to say that good progress continues to be made with the products as has been announced through the ASX. Suffice to say if the Company can get to the point where it has adequate capital the products should be able to deliver value for both Noteholders and Shareholders.
The Company remains in a very fragile financial position. Current market conditions mean there is limited opportunity to raise adequate capital and funding remains a day to day constraint on all of the Company’s activities.
Metal Storm’s cash position at Friday was $15,000 in the bank. It expects to obtain about another $941,000 in the next 3 weeks. It must spend $882,000 in this time. In short it will have $74,000 in the bank on September 22 unless we obtain more funds between now and then. Because the Company has become adept at managing with low levels of cash and balancing those with the constant crisis of solvency testing, the Board is working to meet the funding need but is not certain about any receipts.
In the circumstance of the day to day requirement to test solvency, there is a heightened risk that the Company may not be able to maintain solvency. The Company expects to remain solvent but that expectation may not be met. Accordingly, there is a risk the Company might become insolvent and may therefore need to act appropriately within the law as circumstances dictate quite quickly. This could include the appointment of an Administrator or to call for the secured Noteholders to take action under their Trust Deed.
I am sure shareholders are aware that Metal Storm is obliged to repay the balance of the Note’s face value on Thursday of this week to those holding Notes. It should also be obvious from the information provided to the market regularly that the Company would be very unlikely to be able to do so. The comments just made should confirm and reinforce that.
As advised a moment ago the Noteholders have agreed to allow an extension of the repayment date until 6 months hence. That will mean the Company is not insolvent on Thursday the date the Notes were due to be repaid, provided that Shareholders approve the Shareholder resolution today.
For the record at this meeting, I advise the Company is in current dialogue with a number of possible investors in the Company. These are real and tangible and have a capacity to enable the company to continue if the potential investors proceed with an investment.

Metal Storm Limited
ACN 064 270 006
Shareholders will be aware that over the last 18 months the Company has had meaningful discussions with several investors which have come to nothing. That may be a matter which shareholders wish to take into account when forming their view on the Company’s resolution. That said, The Board believes there is no connection between the lack of previous success and current negotiations.
As a Dickens character famously said “this is the best of times, this is the worst of times” so it is at the moment for Metal Storm. Our product development and maturity is at its best, our financial position at its worst. We have been provided Noteholder support for the Company to continue to attempt to provide value. We have to do so within six months.
Your Board asks for your support by supporting the resolutions I am about to put.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.